UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONSTELLATION PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

MORPHOSYS DEVELOPMENT INC.

an indirect wholly owned subsidiary of

MORPHOSYS AG

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

210373106

(Cusip Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Senior Vice President and General Counsel

MorphoSys AG

Semmelweisstraße 7

82152 Planegg

Germany

+49 89-89927-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephan Hutter

Graham Robinson

Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,740,231,876.40	$189,859.30

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 48,054,654 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Constellation Pharamceuticals, Inc. (the “Company”) multiplied by $34.00, (ii) 2,209,683 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $34.00, (iii) 22,708 warrants to purchase Shares multiplied by $34.00, and (iv) 2,011,376 Shares issuable pursuant to outstanding unvested stock options multiplied by $15.15 (which is $34.00 minus the weighted average exercise price for such options of $18.85 per share). The calculation of the filing fee is based on information provided by the Company as of June 15, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by MorphoSys Development Inc., a Delaware corporation (“Purchaser”), and MorphoSys AG, a German Stock corporation (Aktiengesellschaft) (“Parent”), to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $34.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated June 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of June 2, 2021, among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)    The subject company and the issuer of the securities subject to the Offer is Constellation Pharmaceuticals, Inc. Its principal executive office is located at 215 First Street, Suite 200, Cambridge, Massachusetts 02142, and its telephone number is (617) 714-0555. The information regarding the Company set forth in Section 8—“Certain Information Concerning the Company” is incorporated herein by reference.

(b)    This Schedule TO relates to the Shares. According to the Company, as of the close of business on July 15, 2021, there were (i) 48,054,654 Shares issued and outstanding, (ii) 6,491,367 Shares subject to issuance pursuant to outstanding options to acquire Shares and (iii) 22,708 Shares subject to issuance pursuant to outstanding warrants to acquire Shares.

(c)    The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)—(c)    The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Parent’s principal executive office is located at c/o MorphoSys AG, Semmelweisstraße, 82152 Planegg 7333, Germany, and its telephone number is +49 89-89927-0. Purchaser’s principal executive office is located at c/o MorphoSys US Inc., 470 Atlantic Avenue, 14th Floor, Boston, Massachusetts 02110, and its telephone number is (617) 655-9001. The information regarding Purchaser and Parent set forth in Section 9—“Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b)    The information set forth in Section 8—“Certain Information Concerning the Company”, Section 9—“Certain Information Concerning Parent and Purchaser”, Section 10—“Background of the Offer; Contacts with the Company”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)—(7)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6—“Price Range of Shares; Dividends”, Section 7—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”, and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)    The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    The information set forth in Section 3—“Procedures for Tendering Shares”, Section 10—“Background of the Offer; Contacts with the Company” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the Offer is not subject to any financing condition; and

(c)	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)    The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations”, Section 10—“Background of the Offer; Contacts with the Company”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated June 16, 2021.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, published June 16, 2021 in The New York Times.

(a)(5)(A)	Joint Press Release, dated June 2, 2021 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on June 2, 2021).

(a)(5)(B)	Announcement issued by Parent, dated June 2, 2021 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on June 2, 2021).

(a)(5)(C)	Investor Presentation by Parent, dated June 2, 2021 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on June 2, 2021).

(a)(5)(D)	Deal Infographic by Parent (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on June 2, 2021).

(a)(5)(E)	Email sent to Parent employees on June 2, 2021 (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on June 2, 2021).

(a)(5)(F)	Frequently Asked Questions sent to Parent employees on June 2, 2021 (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on June 2, 2021).

(a)(5)(G)	Email sent to the Company’s employees on June 2, 2021 (incorporated by reference to Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on June 2, 2021).

(a)(5)(H)	Social Media posts by Parent on June 2, 2021 (incorporated by reference to Exhibit 99.8 to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on June 2, 2021).

(a)(5)(I)*	Press Release, dated June 16, 2021.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated June 2, 2021, among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on June 2, 2021).

(d)(2)*	Mutual Confidential Disclosure Agreement, dated September 21, 2020, between the Company and Parent.

(d)(3)*	Non-Disclosure Agreement, dated November 5, 2020, between the Company and Parent.

(d)(4)*	First Amendment to the Non-Disclosure Agreement, dated April 14, 2021, between the Company and Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2021

MORPHOSYS DEVELOPMENT INC.

By:	/s/ Lara Smith-Weber
	Name:	Lara Smith-Weber
	Title:	President, Secretary, Treasurer

MORPHOSYS AG

By:	/s/ Jean-Paul Kress
	Name:	Jean-Paul Kress
	Title:	CEO, Member Management Board

By:	/s/ Sung Lee
	Name:	Sung Lee
	Title:	CFO, Member Management Board